

Mail Stop 3233

October 15, 2015

Via E-mail
Mr. James J. Sebra
Chief Financial Officer
RAIT Financial Trust
2929 Arch Street, 17th Floor
Philadelphia, PA 19104

**Re: RAIT Financial Trust
Form 10-K for the fiscal year ended December 31, 2014
Filed March 17, 2015
File No. 1-14760**

Dear Mr. Sebra:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

Funds from Operations, page 53

1.   We note that you reconcile Funds from Operations (FFO) from Net income (loss) allocable to common shares. Based upon your reconciliation, it appears that FFO represents FFO attributable to common shareholders. Please revise your presentation in future filings to clearly label FFO as FFO allocable to common shares. Also make similar revisions to your future earnings releases filed on Form 8-K, as appropriate.

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

a. Basis of Presentation, page 94

2.   We note that you recorded adjustments in your statement of operations for the year ended December 31, 2014 related to transactions completed in a prior period. Please explain to us whether these adjustments were errors in the prior periods and if so, how you concluded that the amounts were not material to any prior period and to the 2014 fiscal year. In your response provide, in detail, the nature, facts and circumstances surrounding each of the amounts involved and the period(s) to which the adjustments relate.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3446 with any questions.

                                        Sincerely,

                                        /s/ Jaime G. John

                                        Jaime G. John
                                        Branch Chief
                                        Office of Real Estate and
                                        Commodities